www.linkedin.com/in/keokeking
(LinkedIn)

Top Skills

Entrepreneurship
Leadership
Management

Languages

English (Native or Bilingual)
Indonesian (Limited Working)

Publications

Comparative Trike Study

Controlling costs and improving
satisfaction in wheelchair provision in
resource limited environments

Keoke King

Co-Founder + CEO at Participant. Creating market based solutions
to one of the world's biggest social problems.
San Francisco, California, United States

Summary

A passionate, creative, and determined leader with global experience
in product development and supply chain. Hungry for massive social
impact for people with disabilities.

Keoke co-founded Participant with a vision to bring design thinking
and a culture of innovation to the assistive products industry.

I believe I excel in the following areas:
• Finding market based solutions to social problems
• Team leadership
• Understanding product users with empathy and careful observation
• Marketing strategy
• Delivering great results in challenging situations

Coworkers say I'm creative, determined, strategic, and focused. A
brave, big-idea person with a bigger heart.

Experience

Participant Assistive Products
CEO
April 2018 - Present (7 years 1 month)
San Francisco Bay Area

Participant is on a mission to democratize quality assistive products so that
none are left behind.

UCP Wheels for Humanity
4 years 10 months

Director of Social Enterprises
December 2016 - March 2018 (1 year 4 months)
San Francisco Bay Area

✛ Launched CLASP, a supply chain solution serving wheelchair users in 30
countries

✚ Developed customer relationships for CLASP, recruited and trained staff, developed and implemented marketing strategy, and setup business systems
✚ Directed the Wheelchair Users' Voice research project from concept through the pilot data gathering stage. WUV uses data loggers and SMS questionnaires to measure the health and participation impacts of great quality wheelchairs in low income countries. WUV brought the user's voice to the front so that policy makers are equipped with their experiences and a big data set.

Product Division Manager
July 2013 - November 2016 (3 years 5 months)
San Francisco Bay Area

✚ Led design team for the Expression wheelchair, which has become an industry standard design.
✚ Led product update for the Liberty, a pediatric wheelchair, and setup a new manufacturer and sub-vendor supply chain in Indonesia. Over 10,000 Liberty units have been sold and accolades have come in from Indonesia, Philippines, Haiti, Thailand, and many other countries.
✚ Established sales order management system, purchasing, and stock planning procedures, all of which were simple and cloud based.
✚ Developed and signed contracts with manufacturers in Indonesia and China.

Independent Supply Chain Consultant
June 2013 - July 2013 (2 months)

✚ Managed ramp-up to mass production for a wheelchair in Indonesia. Included direct management of quality for parts from five vendors and the final assembly operations.

CLASP
Director
October 2015 - March 2018 (2 years 6 months)
San Francisco Bay Area

Whirlwind Wheelchairs International
4 years 1 month

Operations Director
July 2012 - May 2013 (11 months)
San Francisco Bay Area

✚ With technical team, established a partnership with the organization's first large scale manufacturer.

✚ Transformed manufacturing strategy resulting in significant COGS decrease, 90% increase in production capacity, access to world class quality, and access to markets that require CE, ISO 9000, or FDA standards.
✚ Created and implemented offshoring strategy for sales and lower level technical issue resolution.
✚ Managed logistics on hundreds of container load shipments.

Marketing Director
August 2009 - July 2012 (3 years)

✚ Started marketing department and managed during a period of rapid growth in volume (3000 units in 2009 - 15,000 units in 2012).
✚ Streamlined and optimized sales process resulting in large reduction of selling cost per transaction.
✚ Developed brand image including a new company logo, a new Squarespace website, press kit, and talking points for media spokespersons. Developed product descriptions, information sheets, promotional videos and marketing materials.
✚ Wrote submission for the RoughRider wheelchair, a Class I medical device, and was approved by the FDA.
✚ Developed and implemented a B2C e-commerce sales program to serve US customers with Whirlwind's flagship product, the RoughRider. Built awareness using trade shows, social media, Google AdWords, and free PR strategies.

Volunteer
May 2009 - August 2009 (4 months)
San Francisco Bay Area

Whirlwind is a non-profit social enterprise dedicated to improving the lives of people with disabilities in the developing world and promoting sustainable local economic development whenever possible. For thirty years Whirlwind has focused on producing durable, low-cost and highly functional wheelchairs, which are designed and produced in close collaboration with wheelchair riders in over 40 countries including the USA. These chairs give riders the reliable and functional mobility they need to reach their full potential.

My final project for my MBA studies was a business plan for Whirlwind which focused on methods to build the positive social impact by increasing scale, adding new products, and adding marketing functions. After presentation of my recommendations I was offered a marketing position as a volunteer.

San Francisco State University
MBA Candidate

May 2007 - May 2009 (2 years 1 month)
San Francisco Bay Area

The focus of my coursework was in entrepreneurship and sustainable business. I was inspired to learn about business people like Muhammad Yunus and Yvon Chouinard who used their business acumen to achieve remarkable goals for humankind.

Cru
Metro Area Director
January 1996 - May 2008 (12 years 5 months)
The US Campus Ministry is a Christian religious student organization which has been active in the USA for over 50 years.

I directed a team of 10 staff and interns who were responsible to launch student organizations on forty college campuses in the San Francisco Bay Area. We were tasked with finding ways to reach a wide range of campuses from small private colleges to large state universities and community colleges. We developed an new approach to student ministry called Groups of Three which empowered more students to lead effectively on their campuses.
The format of the student meeting was streamlined to make leadership less complicated and faster to startup in a new community. Our team built up the network of student led groups grew from three to twenty in five years.

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Education

San Francisco State University, College of Business
Master of Business Administration (M.B.A.) · (2007 - 2009)

Belhaven College
BA, Psychology · (1990 - 1994)